Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED OCTOBER 4, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018, Supplement No. 2 dated May 1, 2018, Supplement No. 3 dated May 15, 2018, Supplement No. 4 dated May 18, 2018, Supplement No. 5 dated June 1, 2018, Supplement No. 6 dated July 3, 2018, Supplement No. 7 dated July 18, 2018, Supplement No. 8 dated August 1, 2018, Supplement No. 9 dated August 15, 2018, Supplement No. 10 dated August 20, 2018, Supplement No. 11 dated September 5, 2018 and Supplement No. 12 dated October 1, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose changes to our management.

Management
The following disclosure is added to the “Management — Directors and Executive Officers” section of our prospectus and other sections of the prospectus as appropriate.
On October 1, 2018, Julianna S. Ingersoll notified our board of directors of her resignation as our Chief Executive Officer and President and as a member of our board of directors, effective immediately. Ms. Ingersoll also resigned as an officer of our advisor. Ms. Ingersoll’s resignation was not due to any disagreement with us, our advisor or any of our affiliates.
On October 3, 2018, our board of directors appointed W. Todd Henderson to serve as our Chief Executive Officer and Anne-Marie Vandenberg to serve as our President and Chief Operating Officer, each effective immediately. Mr. Henderson will continue to serve as Chairman of the Board. The appointments of Mr. Henderson and Ms. Vandenberg were not made pursuant to any arrangement or understanding between him or her and any other person. Mr. Henderson’s biographical information below replaces his biography in the “Management” section of the Prospectus:
W. Todd Henderson, 50, has served as our Chief Executive Officer and Chairman of the Board since October 2018 and February 2012, respectively. Mr. Henderson has also served as a Managing Director and Head of Real Estate, Americas, DWS since January 2012, where he has been responsible for all facets of the direct real estate investment management business in the Americas. From March 2009 to January 2012, Mr. Henderson served as the Chief Investment Officer of RREEF Real Estate, Americas. From June 2007 to March 2009, he supervised RREEF Real Estate’s Value-Added and Development team, managing a $4.5 billion real estate investment portfolio for multiple institutional investors. Mr. Henderson served as a Managing Director of RREEF Real Estate’s Acquisitions team from 2003 to June 2007. Prior to joining RREEF Real Estate in 2003, Mr. Henderson was Director of Acquisitions for The J.E. Robert Company in Washington, D.C., where he was involved in the sourcing, executing and financing of over $6 billion of real estate transactions. He began his career at First Gibraltar Bank in 1991, managing the restructuring and disposition of nonperforming real estate loans on behalf of the bank and the Resolution Trust Company. Mr. Henderson holds a B.A. in History from the University of North Texas and an M.B.A. from The Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Henderson will be a valuable member of our board because of his experience as a real estate industry executive with extensive investment, capital markets and portfolio management expertise, all of which we expect to bring valuable insight to the board of directors.
Biographical information with respect to Ms. Vandenberg is set forth below:
Anne-Marie Vandenberg, 36, has served as our President, Chief Operating Officer and a member of our board of directors since October 2018. She has also served as a Director and Portfolio Manager for DWS’s Alternatives platform since September 2017 leading the RREEF Real Estate defined contribution strategy. From 2005, Ms. Vandenberg was part of Real Estate Capital Markets for DWS where she underwrote and negotiated asset and fund level financings across the Americas private real estate platform. She became a Director of DWS and Head of Real Estate Capital Markets in 2013, where she structured over 200 real estate and fund financing transactions totaling over $11.65 billion. Ms. Vandenberg joined DWS in July 2004 as part of the RREEF Real Estate closing team, working on the acquisition and disposition of commercial real estate investments. Ms. Vandenberg has also been involved in fund restructuring efforts, sits on RREEF America’s internal Investment Strategy Council and has participated in the strategic capitalization of several real estate products including our company, RREEF America REIT II, and RREEF Core Plus Industrial Fund. Ms. Vandenberg is an active member of the Urban Land Institute where she serves as Vice Chair of the Urban Mixed Use and Development Silver Council, as well as on the ULI-Chicago Women’s Leadership Initiative Advisory Board. Ms. Vandenberg is also the co-chair of the Pension Real Estate

Association’s Defined Contribution Affinity Group and co-treasurer of the Defined Contribution Real Estate Council. Ms. Vandenberg holds a B.A. from Tulane University, a M.S. in Real Estate from DePaul University and a J.D. from The John Marshall Law School.
On October 3, 2018, our board of directors elected Ms. Vandenberg to fill the vacancy on the board of directors, effective immediately. Ms. Vandenberg will serve as a director until the Company’s next annual meeting of stockholders and until her successor is elected and duly qualified. The election of Ms. Vandenberg to our board of directors was not made pursuant to any arrangement or understanding between her and any other person. Biographical information with respect to Ms. Vandenberg is set forth above.
The following disclosure is added to the “Management - Our Sponsor and Advisor” section of our prospectus.
Jas Hodzic, 36, has served as our Vice President of Property Investments since October 2018 and has served as a Vice President in the Real Estate Portfolio Management group for DWS’s Alternatives platform since March 2016. In this role, Mr. Hodzic oversees the day-to-day management of our direct real estate property investments. Mr. Hodzic joined RREEF Real Estate in April 2008 as an analyst in the Portfolio Management group, where he worked on a $500 million core separate account for a pension fund and subsequently a $3 billion REIT focused on value-added investments in office, industrial, multifamily and retail investments. Prior to joining DWS, Mr. Hodzic was a real estate analyst for HSBC Bank from July 2005 to March 2008, where he worked on a $1.0 billion debt portfolio. Mr. Hodzic holds a B.S. in Business Administration from the University of New Mexico.